Exhibit 3.4

CERTIFICATE OF ELIMINATION

of

NOVAVAX, INC.

Pursuant to Section 151
of the General Corporation Law of the State of Delaware

      Novavax, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

      1. That the Certificate of Designation filed on January 28, 1998 pursuant to Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, is hereby eliminated in its entirety, in accordance with the resolution of the Board of Directors of the Corporation, set forth below:

“No shares of Series A Custom Convertible Preferred Stock of the Corporation will be issued pursuant to the Certificate of Designation filed January 28, 1998 pursuant to Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation, as amended. As there is no outstanding preferred stock of the Corporation, including shares of Series A Custom Convertible Preferred Stock described in said Certificate of Designation, said Certificate of Designation and all rights and obligations stated in such Certificate of Designation shall be eliminated in their entirety, in accordance with Section 151 of the General Corporation Law of the State of Delaware.”

      The undersigned President of the Corporation hereby makes this certificate, declaring and certifying that the facts stated herein are true, and accordingly has hereunto set his hand this 25th day of April, 2001.

NOVAVAX, INC.

ATTEST:	By: /s/ John A. Spears

John A. Spears, President
/s/ David A. White David A. White, Secretary